LADENBURG THALMANN FINANCIAL SERVICES INC.
590 MADISON AVENUE, 34TH FLOOR
NEW YORK, NEW YORK 10022
February 8, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ladenburg Thalmann Financial Services Inc. SEC File No: 333-130028
Ladies and Gentlemen:
     In connection with the Registration Statement on Form S-3 (No. 333-130028) of Ladenburg Thalmann Financial Services Inc., the undersigned hereby requests acceleration of the effective date of said Registration Statement to 11:00 a.m. on Friday, February 10, 2006, or as soon thereafter as practicable.
     In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:
     (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (3) The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

LADENBURG THALMANN FINANCIAL SERVICES INC.
By:	/s/ Salvatore Giardina
	Name:	Salvatore Giardina
	Title:	Vice President and Chief Financial Officer